As filed with the Securities and Exchange Commission on August 8, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing non-voting class A preferred shares, without par value, of CESP – Companhia Energética de São Paulo	10,000,000 American Depositary Shares	$5.00	$500,000	$53.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14), and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the depositary	Paragraphs (13) and (18)

3. Fees and Charges	Paragraph (7)

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of February 25, 1994, as amended and restated as of _____________, 2006, among CESP – Companhia Energética de São Paulo, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among CESP – Companhia Energética de São Paulo and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 8,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for non-voting class A preferred shares, without par value, of CESP – Companhia Energética de São Paulo.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen R. Murray

Name:  Allen R. Murray

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, CESP – Companhia Energética de São Paulo has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Federative Republic of Brazil on July 31, 2006.

CESP – Companhia Energética de São Paulo

By:  /s/ Guilherme Augusto Cirne De Toledo                 By: /s/ Vicente Kazuhiro Okazaki

Name: Guilherme Augusto Cirne De Toledo                  Name: Name: Vicente Kazuhiro Okazaki

Title:  Chief Executive Officer                                        Title:  Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 31, 2006.

/s/ Guilherme Augusto Cirne De Toledo Name: Guilherme Augusto Cirne De Toledo Director: Chief Executive Officer	/s/ Mauro Guilherme Jardin Arce Name: Mauro Guilherme Jardin Arce Chairman
/s/ Vicente Kazuhiro Okazaki Name: Vicente Kazuhiro Okazaki Director: Financial and Investor Relations Officer (principal financial and accounting officer)	_______________________ Name: Ruy Martins Altenfelder Silva Vice Chairman
/s/ Iramir Barba Pacheco Name: Iramir Barba Pacheco Director: Engineering and Construction Officer	/s/ Carlos Pedro Jens Name: Carlos Pedro Jens Director
/s/ Silvio Roberto Areco Gomes Name: Silvio Roberto Areco Gomes Director: Western Generation Officer	/s/ Fernando Carvalho Braga Name: Fernando Carvalho Braga Director
/s/ Hilton Paulo da Silva Name: Hilton Paulo da Silva Director: Administrative Officer	/s/ Gustavo de Sá e Silva Name: Gustavo de Sá e Silva Director
/s/ Antonio Bolognesi Name: Antonio Bolognesi Director: Eastern Generation Officer	/s/ Cláudia Maria Costin Name: Cláudia Maria Costin Director
_________________________ Name: Norbeto de Franco Medeiros Director	/s/ Nelson Vieira Barreira Name: Nelson Vieira Barreira Director
_________________________ Name: Antonio M. Goncalves da Rocha Director	/s/ Fernando Maida Dall’ Acqua Name: Fernando Maida Dall’ Acqua Director
/s/ Luiz Tacca Junior Name: Luiz Tacca Junior Director	/s/ Martus Antonio Rodrigues Tavares Name: Martus Antonio Rodrigues Tavares Director
_________________________ Name: Rogério da Silva Director	______________________ Name: Caio Márcio Viotto Coube Director

/s/ Donald J. Puglisi Name: Donald J. Puglisi Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of February 25, 1994, as amended and restated as of ___________, 2006, among CESP – Companhia Energética de São Paulo, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among CESP – Companhia Energética de São Paulo and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.